Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Heartland Express, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.01.

The summary of the general terms and provisions of the common stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10-K. For additional information, please read the Articles of Incorporation and Bylaws and the applicable provisions of Chapters 78 and 92A of the Nevada Revised Statutes (the “Nevada Statutes”).

Authorized Capital Stock

Under our Articles of Incorporation, our authorized capital stock consists of 395,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01, the rights and preferences of which may be designated by the Board of Directors.

Common Stock

Our common stock is listed on The NASDAQ Global Select Market, under the symbol “HTLD.”

Voting. Holders of common stock are entitled to one vote per share. Holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividends. Holders of common stock are entitled to receive dividends payable only after the requirements with respect to preferential dividends, if any, on any series of preferred stock shall have been met, and after we have complied with all requirements, if any, with respect to setting aside of sums in a sinking fund for the purchase or redemption of shares of any series of preferred stock, to the extent permitted by law and to the extent our Board of Directors shall determine.

Liquidation. In the event of liquidation, dissolution or winding up, holders of the common stock will be entitled to receive such of our remaining assets, if any, available for distribution after distribution in full of all creditors and the liquidation preferences on any outstanding shares of preferred stock, if any such stock is issued, to the extent our Board of Directors determines.

Other Terms. Holders of common stock are not entitled to preemptive rights, nor is the common stock subject to redemption.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Provisions of our Articles of Incorporation and Bylaws with Anti-Takeover Implications

Certain provisions of our Articles of Incorporation and Bylaws deal with matters of corporate governance and the rights of stockholders. Under our Articles of Incorporation, our Board of Directors may issue preferred shares and set the voting rights, preferences and other terms thereof. Our Bylaws provide that a special meeting of stockholders may be called only by the President, or by the President or Secretary at the request of a majority of the directors or stockholders owning not less than 20% of our issued and outstanding voting stock. Such provisions, together with certain provisions of the Nevada Statutes (see “Nevada Anti-Takeover Statutes”), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by our Board of Directors. This may include takeovers that certain stockholders may deem to be in their best interest. Any such discouraging effect on takeover attempts could potentially depress the market price of our common stock or inhibit temporary fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.

Nevada Anti-Takeover Statutes

Business Combinations Act

We are subject to Nevada’s anti-takeover law because we have not opted out of the provisions of Sections 78.411-78.444 of the Nevada Statutes under the terms of our Articles of Incorporation. This law provides that specified persons who, together with affiliates and associates, own, or within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision may have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Control Share Statute

The Nevada Statutes provide that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3, or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. Presently, we have opted out of these statutes under our Bylaws, as permitted by Section 78.378 of the Nevada Statutes. As a result, if any stockholder (including a member of the Gerdin family) acquires shares of our common stock in an amount that exceeds the specified thresholds, such stockholder would not lose voting rights in such shares. We may opt into coverage under these statutes by amending our Bylaws. Our Bylaws provide that they may be repealed, altered or amended, or new bylaws may be adopted, by the affirmative vote of a majority of the whole Board, provided that notice of the proposal to make, alter or repeal our Bylaws or adopt new bylaws, is included in the notice of the meeting of the Board of Directors at which such action takes place.

Authorized but Unissued Capital Stock

The Nevada Statutes do not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The NASDAQ Global Select Market, which would apply so long as our common stock is listed on The NASDAQ Global Select Market, require stockholder approval of certain issuances. Authorized but unissued shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.